UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-52234

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 09/01/19 (MM DD YY) AND ENDING 08/31/20 (MM DD YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Lampert Capital Markets, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

444 Madison Avenue Suite 401
(No. and Street)

New York	NY	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Marc M Drimer 561-283-4420
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Assurance Dimensions Inc.
(Name – *if individual, state last, first, middle name*)

2000 Banks Road Suite 218	Margate FL	33063	
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Marc M Drimer, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Lampert Capital Markets, Inc., as of August 31, 2020, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Karen Z. Fischer
COMMISSION # GG271650
EXPIRES: November 22, 2022
Bonded Thru Aaron Notary

Signature

Known personally to me

CFO

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ASSURANCE DIMENSIONS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders' of Lampert Capital Markets, Inc.:

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Lampert Capital Markets, Inc. as of August 31, 2020, the related statements of operations, changes in shareholders' equity and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Lampert Capital Markets, Inc. as of August 31, 2020, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Lampert Capital Markets, Inc.'s management. Our responsibility is to express an opinion on Lampert Capital Markets, Inc.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Lampert Capital Markets, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The Schedule I, Computation of Net Capital Pursuant to Rule 15c3-1 of the Securities and Exchange Commission, Schedule II and III Computation for Determination of Reserve Requirements Under SEC Rule 15c3-3 (exemption) and Information Relating to Possession or Control Requirements (exemption) Under Rule 15c3-3, has been subjected to audit procedures performed in conjunction with the audit of Lampert Capital Markets, Inc.'s financial statements. The supplemental information is the responsibility of Lampert Capital Markets, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Schedule I, Computation of Net Capital Pursuant to Rule 15c3-1 of the Securities and Exchange, Schedule II and III Computation for Determination of Reserve Requirements Under SEC Rule 15c3-3 (exemption) and Information Relating to Possession or Control Requirements (exemption) Under Rule 15c3-3, is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as Lampert Capital Markets, Inc.'s auditor since August 2012.

Assurance Dimensions

Margate, Florida
November 13, 2020

ASSURANCE DIMENSIONS CERTIFIED PUBLIC ACCOUNTANTS & ASSOCIATES
also d/b/a McNAMARA and ASSOCIATES, PLLC
TAMPA BAY: 4920 W Cypress Street, Suite 102 | Tampa, FL 33607 | Office: 813.443.5048 | Fax: 813.443.5053
JACKSONVILLE: 4720 Salisbury Road, Suite 223 | Jacksonville, FL 32256 | Office: 888.410.2323 | Fax: 813.443.5053
ORLANDO: 1800 Pembrook Drive, Suite 300 | Orlando, FL 32810 | Office: 888.410.2323 | Fax: 813.443.5053
SOUTH FLORIDA: 2000 Banks Road, Suite 218 | Margate, FL 33063 | Office: 754.800.3400 | Fax: 813.443.5053
www.assurancedimensions.com

LAMPERT CAPITAL MARKETS, INC.
STATEMENT OF FINANCIAL CONDITION
AUGUST 31, 2020

ASSETS

Cash	$	262,022
Due from clearing broker		160,062
Prepaid expenses and other assets		2,828
Right of use asset		409,044
Total assets	$	833,956

LIABILITIES AND SHAREHOLDERS' EQUITY

Liabilities:		
Accounts payable and accrued expenses	$	160,867
Commissions payable		40,008
Lease liability		409,044
PPP Loan Payable		47,744
Total liabilities		657,663
Commitments and contingencies (Note 11)		
Shareholders' equity:		
Common stock, $0.0001 par value; 200,000 authorized 112,453 shares issued and outstanding		10
Additional paid-in capital		2,961,148
Accumulated deficit		(2,784,865)
Total shareholders' equity		176,293
Total liabilities and shareholders' equity	$	833,956

See accompanying notes to financial statements

NOTE 1 - DESCRIPTION OF BUSINESS

Lampert Capital Markets, Inc., (the Company) is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulation Authority (FINRA). The Company was incorporated in the State of New York on September 23, 1998. The Company changed its name on December 14, 2012 from ICM Capital Markets Ltd. to Lampert Capital Markets, Inc.

All customer accounts are held by the clearing broker Wedbush Securities, Inc. which clears the firm's transactions.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash and Cash Equivalents
The Company considers all highly liquid debt instruments with original maturities of three months or less to be cash equivalents. The Company had no cash equivalents during the year ended August 31, 2020.

Revenue Recognition
The Company adopted Accounting Standards Codification ("ASC") Topic 606, *Revenue from Contracts with Customers* on September 1, 2018, the date the guidance became effective for us. The Company adopted the guidance using the modified retrospective method (i.e. applied prospectively effective September 1, 2018), which had no impact on the Company's opening retained earnings. Further, the Company determined that there was no material impact to the Company's recognition of revenue upon adoption of Topic 606. All revenues are recorded in accordance with ASC 606, which is recognized when: (i) a contract with a client has been identified, (ii) the performance obligation(s) in the contract have been identified, (iii) the transaction price has been determined, (iv) the transaction price has been allocated to each performance obligation in the contract, and (v) the Company has satisfied the applicable performance obligation over time / point in time. We have completed the process of evaluating the effect of the adoption and determined there were no material changes required to our reported revenues as a result of the adoption.

The Company principally earns revenue (commissions) from brokerage activities, which are recognized on a trade date basis. Investment banking income includes fees earned for financial advisory and placement services. Financial advisory fees revenues are earned throughout the term of the financial advisory agreement. Fees for placement services are recognized when the placement is completed and the collection of the fee is reasonably determined. Margin interest is earned monthly based upon customer margin balances.

Revenues are not concentrated in any particular region of the country or with any individual or group. The firm's commissions are primarily derived from a combination of a limited number of retail accounts and institutional execution services.

Soft Dollar Arrangements
The Company has no present arrangements with several institutional clients whereby they trade commissions for investment expenses of the institution in accordance with NYSE Rule 28(e) which ended as a result of the departure of the institutional sales and execution group in April 2019.

Property and Equipment
Property and equipment are stated at cost. Depreciation and amortization are provided using the straight-line method over the estimated economic lives of the assets, which are from three to five years. Expenditures for major renewals and betterments that extend the useful lives of property and equipment are capitalized. Expenditures for maintenance and repairs are charged to expense as incurred. All property and equipment have been fully depreciated.

LAMPERT CAPITAL MARKETS, INC.
NOTES TO FINANCIAL STATEMENTS
YEAR ENDED AUGUST 31, 2020

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates. Estimates include depreciation for property and equipment, allowances for receivables and deferred tax asset valuation allowance.

Income Taxes
During the year, the Company implemented the Code, *Accounting for Uncertainty in Income Taxes*. The Code clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with the Code, *Accounting for Income Taxes*. The Code prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurements of a tax position taken or expected to be taken in a tax return. The Code also provides guidance on derecognition of tax benefits, classification on the balance sheet, interest and penalties, accounting in interim periods, disclosure and transition.

Deferred income taxes are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using enacted tax rates expected to be recovered or settled. The effect on deferred taxes of a change in tax rates is recognized in income in the period that includes the enactment date.

Fair Value of Financial Instruments
We adopted the fair value guidelines issued by the FASB on July 1, 2007. The guidelines defines fair value, establishes a framework for measuring fair value under generally accepted accounting principles, and expands disclosures about fair value measurements. This statement applies under other accounting pronouncements that require or permit fair value measurements, the FASB having previously concluded in those accounting pronouncements that fair value is a relevant measurement attribute.

Valuation techniques for fair value are based upon observable and unobservable inputs. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect our best estimate, considering all relevant information. These valuation techniques involve some level of management estimation and judgment. The calculation process to determine fair value also includes making appropriate adjustments to the valuation model outputs to consider risk factors.

The fair value hierarchy or our inputs used in the determination of fair value for assets and liabilities during the current period consists of three levels. Level 1 inputs are comprised of unadjusted, quoted prices in active markets for identical assets or liabilities at the measurement date. Level 2 inputs include quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; inputs other than quoted prices that are observable for the asset or liability; and inputs that are derived principally from or corroborated by observable market data by correlation or other means. Level 3 inputs incorporate our own best estimate of what market participants would use in pricing the asset or liability at the measurement date where consideration is given to the risk inherent in the valuation technique and the risk inherent in the inputs to the model. If inputs used to measure an asset or liability fall within different levels of the hierarchy, the categorization is based on the lowest level input that is significant to the fair value measurement of the asset or liability. Our assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment, and considers factors specific to the asset or liability.

The carrying amounts reported in the balance sheet for cash, deposits and accounts payable and accrued expenses approximate fair value based on the short-term maturity of these instruments.

Recent Accounting Pronouncements

The Company adopts all applicable, new accounting pronouncements as of the specified effective dates.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

Effective September 1, 2019, the Company adopted the new lease accounting guidance in Accounting Standards Update No. 2016-02, *Leases* (Topic 842). The Company's current office space is leased month-to-month under an expense sharing agreement with Lampert Advisors. which was currently $15,000 per month as of the fiscal year end. Under the terms of the expense sharing agreement, rent can also be forgiven from time-to-time. As a result of the adoption of the new lease accounting guidance, the Company recognized on September 1, 2019 (a) a lease liability of $409,044, which represents the present value of the payments of $495,000, discounted using the Company's incremental borrowing rate of 12.00%, and (b) a right-of-use asset of $409,044.

The following is a maturity analysis of the annual undiscounted cash flows of the operating lease liabilities as of August 31, 2020:

Year	Office Lease
2021	$180,000
2022	180,000
2023	135,000
Total lease payments	$495,000
Less: Interest	85,956
Present Value of lease payments	$409,044

NOTE 3 – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At August 31, 2020 the Company had net capital of $221,208 which was $207,816 in excess of its required net capital of $13,392. The Company's ratio of aggregate indebtedness to net capital computed in accordance with Rule 15c3-1 was .91 to 1.

NOTE 4 – DUE FROM CLEARING BROKERS AND CLEARING DEPOSIT

The Company clears all of its customer securities transactions through Wedbush Securities, Inc. on a fully disclosed basis. At no time is the Company in possession of customer funds or securities.

At August 31, 2020 the Company has a $160,062 receivable due from Wedbush Securities, Inc. including a clearing deposit of $102,274 as required by the organization.

NOTE 5 – DUE FROM OTHERS, NET

From time to time, the Company receives fees and commissions from other broker dealers in connection with its brokerage operations. As at August 31, 2020, the Company had net receivables of $0.

NOTE 6 – PROPERTY AND EQUIPMENT

At August 31, 2020, property and equipment consisted of the following. All property and equipment has been fully depreciated in prior years.

	Estimated Life	
Office Furniture	5 Years	$ 19,982
Computer Equipment	3 Years	39,061
		59,043
Less: Accumulated Depreciation		(59,043)
		$ -

For the year ended August 31, 2020 there was no depreciation expense.

NOTE 7 – LOANS RECEIVABLE

At August 31, 2020, had no net loans receivable, which comprised primarily of loans to employees. The Company has set up a $108,741 allowance for doubtful accounts for those former employees who are no longer with the Company, though the Company plans on exhausting all efforts to make full collection of all receivables.

NOTE 8 – PREPAID EXPENSES AND OTHER ASSETS

At August 31, 2020, the Company had prepaid expenses of $2,828.

NOTE 9 – CONCENTRATIONS OF CREDIT RISK

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

The Company maintains its cash in bank accounts at high credit quality financial institutions. The balances at times, may exceed federally insured limits of $250,000. However, the Company has incurred no losses on their accounts and believes that the risk of loss is minimal. At August 31, 2020, the Company has $12,022 in excess of federally insured limits.

NOTE 10 – RELATED PARTY TRANSACTIONS

On January 1, 2013 the Company entered into a rental agreement with Lampert Advisors, LLC, a related party, for office space. Monthly base rent is currently approximately $15,000 which may vary from time to time. Additionally from time to time, Lampert Advisors, LLC has adjusted or forgiven rent expense for the year at its discretion. In fiscal 2020, rent expense was $180,000, pursuant to the expense sharing agreement of which $165,000 was forgiven and recorded as APIC.

The Company also receives from time-to-time revenues from the activities of Lampert Advisors as they relate to investment banking services provided by them. In 2020, the Company received $1,076,319 in revenues and paid $806,400 in commissions from the investment banking activities of Lampert Advisors.

NOTE 11 – COMMITMENTS AND CONTINGENCIES

The Company's last audit by FINRA was during fiscal year ending August 31, 2019 and during the course of that cycle audit, FINRA has suggested an interpretation of SEC rule 15c3-1(C)(2)(iv)(C) which is the general allowable asset rule used in the net capital computation pertaining to select receivables of the Company. They have informed the Firm that select receivables are not allowable for net capital purposes. The Firm disagrees with the letter and will not accept an FINRA verbal interpretation of a SEC

NOTE 11 – COMMITMENTS AND CONTINGENCIES, continued

rule 15c3-1 (C)(2)(iv)(C)/15 as we are still waiting for a revision of the aforementioned referenced rule. According to the SEC rule, the Company has classified broker dealer-to-broker dealer receivables as is normal industry practice to be allowable assets for the net capital computation. The rule states as long as payment for these receivables are received within 30 (thirty) days they are allowable for the net capital computation. The Company's receivables met both conditions although no receivables have been incurred in the current fiscal year.

The Company is still in discussion with FINRA and the SEC regarding this matter but has had no discussion during this fiscal year. The SEC said a revision of the rule would be forthcoming but nothing has been issued as of this date. In October 2018, the Company received a letter from FINRA allowing the receivables from the one broker dealer at the center of dispute for net capital purposes.

However, in the same letter, FINRA disallowed another set of receivables under its interpretation of an SEC rule by FINRA in similar fashion to the prior disagreement where the Company classified broker dealer-to-broker dealer receivables to be allowable assets for the net capital computation. The rule states as long as payment for these receivables are received within 30 (thirty) days they are allowable for the net capital computation.

Again the Company's receivables met both conditions for allowable capital. The Company disagrees with FINRA and no formal decision in writing has been sent to the Company to disallow the noted receivables, as of the date these financial statements were issued. As of August 31, 2020, the Company did not have any of these receivables in question as allowable assets nor any broker to broker receivables.

In 2020, the Company received notification that due to the erroneous possession of a worthless, non-negotiable stock certificate from a foreign resident from December 4, 2018 to April 16, 2019 the minimum net capital of the Firm should have been $250,000 versus $5,000 during that period. This is due to an extreme interpretation of the net capital rule to which the Firm strongly protests. The Firm filed the appropriate net capital notifications as directed under protest. The Firm has received a letter from FINRA Department of Enforcement and a referral to the FINRA Senior Counsel on June 5, 2020 in reference to the above matter. No further notice has been subsequently received.

Management has concluded that the COVID-19 outbreak in 2020 may have a significant impact on business in general, but the potential impact on the Company is not currently measurable. Due to the level of risk this virus may have on the global economy, it is at least reasonably possible that it could have an impact on the operations of the Company in the near term that could materially impact the Company's financials. To this end, the Company received a PPP loan in the amount of $47,744 during the year, the proceeds of which were used for payroll and other allowable expenses and which is expected to be forgiven. Management has not been able to measure the potential financial impact on the Company and will evaluate other commercial and federal financing options should the need arise.

NOTE 12 – SHAREHOLDERS' EQUITY

During the fiscal year, the Company issued 33,520 additional shares to its majority shareholder. Of that, during this fiscal year, the Company issued 20,320 shares for $254,000 in cash, with the balance attributable to the forgiveness of rent.

NOTE 13 – INCOME TAXES

The Company uses the cash method of accounting for income tax purposes and had taxable loss of approximately $323,707 for its year ended August 31, 2020. No provision or benefit for federal or state income taxes has been reflected for the year ended August 31, 2020, since the Company reported a loss and has established a valuation allowance against the total net deferred tax asset.

NOTE 13 – INCOME TAXES, continued

The table below summarizes the differences between the Company's effective tax rate and the statutory federal rate as follows for the period ended August 31, 2020:

	2020
Federal Tax Rate	(21.00)%
State tax rate, net of federal effect	(5.14)%
Change in valuation allowance	(26.14)%
Effective Tax Rate	-%

The Company has fully reserved the deferred tax asset due to management's determination that it is highly unlikely that the Company will generate taxable income in the future and realize the tax benefits. The change in federal tax rate decreased the valuation allowance by $137,000 for the year August 31, 2020.

Significant components of the Company's deferred tax assets and deferred tax liabilities as of August 31, are as follows:

	August 31, 2020
Deferred tax assets:	
Net operating loss carried forward	$ 261,239
Cash to accrual adjustment for deferred tax assets	42,471
	303,810
Deferred tax liabilities:	
Cash to accrual adjustment for deferred tax liabilities	(52,499)
Net Deferred Tax Assets	251,311
Less Valuation Allowance	(251,311)
	$ -

At August 31, 2020 the Company had approximately $1,243,996 in tax net operating loss carry forwards available to offset future taxable income. Of these losses, $1,066,651 will expire through tax years ending August 31, 2039, with the balance expiring indefinitely. The availability and use of these losses is limited due to change in ownership in accordance with IRC Section 382. As of August 31, 2020, tax years ending August 31, 2018, 2019 and 2020 were still open for examination under the statute of limitations.

The tax information as of and for the year ended August 31, 2020, is based on management's preliminary tax analysis prior to completion of the 2020 income tax return.

NOTE 14 - LIQUIDITY

The Company had a net loss of $350,755 for the year ended August 31, 2020, which resulted in shareholders' equity of $176,293 at that date. In addition, the Company had negative cash flow from operations of $158,709 for the year.

Management's plans to address this situation include reducing expenses through more efficient operations. In addition, the Company's shareholder has the ability and intent to make capital contributions, as necessary, to continue the Company's operations.